As filed with the Securities and Exchange Commission on March 14, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

FRANKLIN BSP LENDING CORPORATION
(Name of Subject Company (Issuer))

FRANKLIN BSP LENDING CORPORATION
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

Richard J. Byrne
Chief Executive Officer
Franklin BSP Lending Corporation
9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019
Telephone: (212) 588-6770
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Thomas Friedmann, Esq.

Dechert LLP
100 Oliver St.
Boston, Massachusetts 02110
Telephone: (617) 728-7120

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$30,168,240.00	$2,796.60

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 4,044,000 shares of common stock of Franklin BSP Lending Corporation at a price equal to $7.46 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,796.60
Form or Registration No.:	Schedule TO
Filing Parties:	Franklin BSP Lending Corporation
Date Filed:	December 14, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed on December 14, 2021 with the Securities and Exchange Commission by Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America, an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in Maryland (the “Company”) in connection with the Company’s offer to purchase no less than 2,671,000 and up to approximately 4,044,000 shares of the Company’s common stock (the “Shares”) (representing approximately 1.35% and 2.05%, respectively, of the weighted average number of Shares outstanding for the calendar year ended December 31, 2020) at a purchase price equal to $7.46 per Share (the “Offer”). The offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated December 14, 2021 and related Letter of Transmittal.

The Offer terminated on January 25, 2022 at 11:59 p.m., Eastern Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 45,067,174 Shares were validly tendered pursuant to the Offer and not withdrawn. On February 24, 2022, in accordance with the terms of the Offer, the Company accepted for payment 2,927,837 of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $21,841,637.15.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022

FRANKLIN BSP LENDING CORPORATION

By:	/s/ Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer and Treasurer